Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
PRICING SUPPLEMENT
December 5, 2017
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes

▸ $4,350,000 Autocallable Contingent Income Barrier Notes linked to the Least Performing of Cisco Systems, Inc. and Intel Corporation

▸ Maturity of approximately 7 years if not called prior to maturity

▸ Quarterly contingent coupon payments at a rate of 2.00% (equivalent to 8.00% per annum), payable if the closing price of each Underlying on the applicable coupon observation date is greater than or equal to 60% of its initial price

▸ Callable quarterly at the principal amount plus the applicable contingent coupon on or after December 5, 2018 if the closing price of each Underlying is at or above its initial price

▸ If the Notes are not called and the Least Performing Underlying declines by more than 40%, there is full exposure to declines in the Least Performing Underlying.

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $935.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$33.50	$966.50
Total	$4,350,000.00	$145,725.00	$4,204,275.00

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.35% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This pricing supplement relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the common stock of Cisco Systems, Inc. and Intel Corporation The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Cisco Systems, Inc. (Nasdaq GS symbol: CSCO) and Intel Corporation (Nasdaq GS symbol: INTC)
Trade Date:	December 5, 2017
Pricing Date:	December 5, 2017
Original Issue Date:	December 8, 2017
Final Valuation Date:	December 4, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	December 9, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Initial Price on any Call Observation Date beginning on December 5, 2018, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount of Notes, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Coupon Observation and Payment Dates:	Coupon Observation Dates	Coupon Payment Dates
	March 6, 2018	March 9, 2018
	June 6, 2018	June 11, 2018
	September 5, 2018	September 10, 2018
	December 5, 2018*	December 10, 2018**
	March 6, 2019*	March 11, 2019**
	June 5, 2019*	June 10, 2019**
	September 4, 2019*	September 9, 2019**
	December 4, 2019*	December 9, 2019**
	March 4, 2020*	March 9, 2020**
	June 4, 2020*	June 9, 2020**
	September 3, 2020*	September 9, 2020**
	December 4, 2020*	December 9, 2020**
	March 4, 2021*	March 9, 2021**
	June 4, 2021*	June 9, 2021**
	September 3, 2021*	September 9, 2021**
	December 6, 2021*	December 9, 2021**
	March 4, 2022*	March 9, 2022**
	June 6, 2022*	June 9, 2022**
	September 6, 2022*	September 9, 2022**
	December 6, 2022*	December 9, 2022**
	March 6, 2023*	March 9, 2023**
	June 6, 2023*	June 9, 2023**
	September 6, 2023*	September 11, 2023**
	December 6, 2023*	December 11, 2023**
	March 6, 2024*	March 11, 2024**
	June 5, 2024*	June 10, 2024**
	September 4, 2024*	September 9, 2024**
	December 4, 2024*	December 9, 2024**

*These Coupon Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Call Observation Dates:	The Coupon Observation Dates on or after December 5, 2018.
Call Payment Dates:	The Coupon Payment Dates on or after December 10, 2018.
Contingent Coupon Rate:	2.00% per quarter (equivalent to 8.00% per annum)
Contingent Coupon:	*If the Official Closing Price of each of the Underlyings is greater than or equal to its Coupon Trigger on a Coupon Observation Date,* you will receive the Contingent Coupon of $20.00 per $1,000 in Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of any Underlying is less than its Coupon Trigger on a Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupon Payments over the term of the Notes.
Coupon Trigger:	$22.386 with respect to CSCO and $26.064 with respect to INTC, each of which is 60% of its Initial Price.

Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount of Notes, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ **If the Reference Return of all Underlyings is greater than or equal to -40%**:

$1,000 + final Contingent Coupon.

■ **If the Reference Return of any Underlying is less than -40%**:

$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes are not called prior to maturity and the Final Price of the Least Performing Underlying is less than its Barrier Price, you may lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes will be negative in this case.

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Barrier Price:	$22.386 with respect to CSCO and $26.064 with respect to INTC, each of which is 60% of its Initial Price.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:	$37.31 with respect to CSCO and $43.44 with respect to INTC, each of which was its Official Closing Price on the Pricing Date.
Final Price:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Official Closing Price:	With respect to each Underlying, its closing price on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to CSCO, "CSCO UW <EQUITY>" and with respect to INTC, "INTC UW <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
CUSIP / ISIN:	40435FNS2 / US40435FNS29
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any of the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of each of the Underlyings is at or above its Initial Price on any Call Observation Date beginning on December 5, 2018. If the Notes are automatically called, investors will receive on the corresponding Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to 100% of the Principal Amount, together with the applicable Contingent Coupon.

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of each Underlying on the applicable Coupon Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 8.00% per annum ($20.00 per $1,000 in Principal Amount per quarter, if payable).

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of all Underlyings is greater than or equal to -40%**:
$1,000 + final Contingent Coupon

■ **If the Reference Return of any Underlying is less than -40%**:
$1,000 + ($1,000 × Final Return of the Least Performing Underlying).

If the Notes have not been called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you may lose up to 100% of the Principal Amount. Even with any Contingent Coupon, your yield on an investment in the Notes will be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of each Underlying will be at or above its Coupon Trigger on each Coupon Observation Date, and the Final Price of the Least Performing Underlying will be at or above its Barrier Price.

▸ You seek a quarterly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of 8.00% per annum if the Official Closing Price of each Underlying is greater than or equal to its Coupon Trigger on the applicable Coupon Observation Date.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation the Underlyings.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Underlyings on a 1-to-1 basis if the Reference Return of each Underlying is less than -40%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes that will be automatically called on any Call Observation Date beginning on December 5, 2018, on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and dividends or other distributions paid on the Underlyings.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of at least one Underlying will be below its Coupon Trigger on each Coupon Observation Date, including the Final Valuation Date, and the Final Price of the Least Performing Underlying will be below its Barrier Price.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Underlyings on a 1-to-1 basis if the Reference Return of the Least Performing Underlying is less than -40%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date beginning on December 5, 2018, on which the Official Closing Price of each Underlying is at or above its Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the Underlyings.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee any return of principal and you may lose your entire initial investment.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Final Price of the Least Performing Underlying is less than its Barrier Price. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than -40%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative in this case.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of each Underlying on a Coupon Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If on each of the Coupon Observation Dates, the Official Closing Price of each Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Underlyings.

For each $1,000 in principal amount of the Notes, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Price of the Least Performing Underlying is equal to or greater than its Barrier Price, regardless of any appreciation in the prices of the Underlyings, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

You are exposed to the market risk of both of the Underlyings, with respect to both the Contingent Coupons, if any, and the payment at maturity, if any.

Your return on the Notes is not linked to a basket consisting of the 2 equity securities. Rather, it will be contingent upon the independent performance of each Underlying. Unlike an instrument with a return linked to a basket of underlying assets, in which risk is potentially mitigated and diversified among all the components of the basket, you will be exposed to the risks related to both of the Underlyings. Poor performance by any Underlying over the term of the Notes may negatively affect your return and will not be offset or mitigated by any positive performance by the other Underlying. To receive any contingent coupons, both Underlyings must close at or above their respective Coupon Triggers on the applicable Coupon Observation Date. In addition, if any Underlying has decreased to below its respective Barrier Price as of the Final Valuation Date, you will be fully exposed to the decrease in the Least Performing Underlying on a 1 to 1 basis, even if the other Underlying has appreciated. Under this scenario, the payment at maturity will be less than 60% of the Principal Amount and could be zero. Accordingly, your investment is subject to the market risk of each of the Underlyings.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With 2 Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Coupon Observation Date (including the Final Valuation Date) and below its respective Barrier Price on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its initial price on a quarterly Coupon Observation Date in order for the Notes to be called prior to maturity, the Notes are less likely to be called than if the Notes were linked to just one

Underlying. Because the issuers of each Underlying operate in the same industry, it is possible that industry related factors will cause both of their prices to decline.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payments to be made on the Notes, including any Contingent Coupon and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you may receive coupon payments could be as little as 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the prices of the Underlyings at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of any Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than its Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Least Performing Underlying is greater than or equal to its Barrier Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than its Barrier Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Least Performing Underlying prior to such decrease. Although the actual prices of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective prices on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Underlyings on the applicable Coupon Observation Dates.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Least Performing Underlying relative to its Initial Price. We cannot predict the Official Closing Price of any of the Underlyings on any Coupon Observation Date or the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any of the Underlyings or return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Least Performing Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples are based on the following terms:

▶ Principal Amount: $1,000

▶ Hypothetical Initial Price of the Least Performing Underlying: $100*

▶ Hypothetical Barrier Price: $60, which is 60% of the Initial Price

▶ Hypothetical Coupon Trigger: $60, which is 60% of the Initial Price

▶ Contingent Coupon Rate: 8.00% per annum (2.00% for each quarter in which it is payable). If the Official Closing Price of each Underlying on *every* Coupon Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $560.00 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price. The actual Initial Price of each Underlying is set forth on page PS-4 above.

Summary of the Examples

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date	
	Example 1	Example 2	Example 3
Initial Price	$100	$100	$100
Barrier Price	$60	$60	$60
Coupon Trigger	$60	$60	$60
Official Closing Price of the Least Performing Underlying / Percentage Change on the First Coupon Observation Date	$85/-15%	$75/-25%	$55/-45%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Second Coupon Observation Date	$90/-10%	$70/-30%	$55/-45%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Third Coupon Observation Date	$105/5%	$75/-25%	$55/-45%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Fourth Coupon Observation Date	$110/10%	$70/-30%	$50/-50%
Official Closing Price of the Least Performing Underlying/ Percentage Change on the Fifth Coupon Observation Date	N/A	$65/-35%	$50/-50%
Official Closing Price of the Least Performing Underlying/ Percentage Change on the Sixth Coupon Observation Date	N/A	$55/-45%	$55/-45%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Seventh Coupon Observation Date	N/A	$50/-50%	$55/-45%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Eighth Coupon Observation Date	N/A	$55/-45%	$50/-50%
Official Closing Price of the Least Performing Underlying / Percentage Change on the Ninth through Twenty Seventh Coupon Observation Date	N/A	$50/-50%	$50/-50%

Official Closing Prices of the Least Performing Underlying / Percentage Change on the Final Valuation Date	N/A	$55/-45%	$50/-50%
Contingent Coupon Payment Amounts over the Term of the Notes	4 x $20.00 = $80.00	5 x $20.00 = $100.00	0 x $20.00 = $0.00
Principal Amount Payment if Notes are Called	$1,000	N/A	N/A
Principal Amount Payment at Maturity	N/A	$1,000	$1,000 + $1,000 x -50% = $500.00**
Return of the Notes	8.00%	10.00%	-50.00%

Example 1—**The Official Closing Price of each Underlying on the fourth Coupon Observation Date is greater than or equal to its Initial Price and each Underlying closed at or above its Coupon Trigger on the three prior Coupon Observation Dates.**

Underlying	Initial Price	Final Price
CSCO	$100.00	$130.00 (130.00% of Initial Price)
INTC	$100.00	$120.00 (120.00% of Initial Price)

INTC is the Least Performing Underlying.

Return of the Least Performing Underlying:	120.00%
Payment Upon a Call	**$1,020.00**

Because the Official Closing Price of each Underlying on the fourth Coupon Observation Date is at or above its Initial Price, the Notes will be called and you will receive $1,020.00 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $60.00 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,080.00 per Note, resulting in an 8.00% return on the Notes.

Example 2— **The Notes are not called, the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, and the Least Performing Underlying closed at or above its Coupon Trigger on four of the Coupon Observation Dates prior to the Final Valuation Date.**

Underlying	Initial Price	Final Price
CSCO	$100.00	$75.00 (75.00% of Initial Price)
INTC	$100.00	$80.00 (80.00% of Initial Price)

CSCO is the Least Performing Underlying.

Final Return of the Least Performing Underlying:	75.00%
Final Settlement Value:	**$1,020.00**

Because the Final Price of the Least Performing Underlying is greater than or equal to its Barrier Price, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

Payment at Maturity = $1,000 + $20.00 = $1,020.00

When added to the Contingent Coupon payments of $80.00 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,100.00 per Note, resulting in a 10.00% return on the Notes.

Example 3— **The Notes are not called, the Final Price of the Least Performing Underlying is less than its Barrier Price, and the Least Performing Underlying did not close at or above its Coupon Trigger on any Coupon Observation Date.**

Underlying	Initial Price	Final Price
CSCO	$100.00	$50.00 (50.00% of Initial Price)
INTC	$100.00	$80.00 (80.00% of Initial Price)

CSCO is the Least Performing Underlying.

Final Return of the Least Performing Underlying:	50.00%
Final Settlement Value:	**$500.00**

Because the Final Price of the Least Performing Underlying is less than its Barrier Price, you will receive $500 per $1,000 in Principal Amount, calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x -50.00%) = $500.00

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $500.00, resulting in a -50.00% return on the Notes.

If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Barrier Price, you will be exposed to any decrease in the price of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE UNDERLYINGS

Description of Cisco Systems, Inc.

Cisco Systems, Inc. designs, manufactures, and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology (IT) industry and provide services associated with these products and their use. The company provides products for transporting data, voice, and video within buildings, across campuses, and globally. Information filed by CSCO with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") can be located by reference to its SEC file number: 000-18225 or its CIK Code: 0000858877.

Historical Performance of Cisco Systems, Inc.

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 5, 2017. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of future performance of this Underlying.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	27.07	22.86	24.09
June 30, 2008	27.54	23.11	23.26
September 30, 2008	24.91	21.04	22.56
December 31, 2008	22.56	14.47	16.30
March 31, 2009	17.79	13.62	16.77
June 30, 2009	20.10	16.77	18.64
September 30, 2009	23.66	18.13	23.54
December 31, 2009	24.38	22.67	23.94
March 31, 2010	26.65	22.47	26.03
June 30, 2010	27.57	21.31	21.31
September 30, 2010	24.77	20.05	21.90
December 31, 2010	24.51	19.07	20.23
March 31, 2011	22.06	17.00	17.15
June 30, 2011	18.07	14.85	15.61
September 30, 2011	16.67	13.73	15.49
December 30, 2011	19.12	15.19	18.08
March 30, 2012	21.15	18.08	21.15
June 29, 2012	21.20	15.97	17.17
September 28, 2012	19.73	15.14	19.09
December 31, 2012	20.39	16.82	19.65
March 28, 2013	21.94	19.65	20.91
June 28, 2013	24.82	20.38	24.31
September 30, 2013	26.37	23.31	23.42
December 31, 2013	23.99	20.24	22.45
March 31, 2014	22.85	21.35	22.41
June 30, 2014	25.04	22.41	24.85
September 30, 2014	25.98	24.43	25.17
December 31, 2014	28.46	22.82	27.82
March 31, 2015	30.19	26.37	27.53
June 30, 2015	29.76	27.13	27.46
September 30, 2015	29.03	24.62	26.25
December 31, 2015	29.36	25.73	27.16
March 31, 2016	28.47	22.51	28.47
June 30, 2016	29.22	26.21	28.69
September 30, 2016	31.87	28.33	31.72
December 31, 2016	31.72	29.25	30.22
March 31, 2017	34.44	29.98	33.80
June 30, 2017	34.39	31.21	31.30
September 30, 2017	33.76	30.37	33.63
December 5, 2017*	37.73	33.26	37.31

* This document includes, for the fourth calendar quarter of 2017, data for the period from October 1, 2017 through December 5, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 5, 2017 based on information from the Bloomberg Professional® service. ***Past performance of this Underlying is not indicative of its future performance.***



Description of Intel Corporation

Intel Corporation designs, manufactures, and sells computer components and related products. The company major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory, graphic, network and communication, systems management software, conferencing, and digital imaging products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-06217 or its CIK Code: 0000050863.

Historical Performance of Intel Corporation

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, on the relevant exchange, of this Underlying for each quarter in the period from January 1, 2008 through December 5, 2017. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny. **Historical prices of this Underlying should not be taken as an indication of future performance of this Underlying.**

QUARTER ENDING	QUARTER HIGH ($)	QUARTER LOW ($)	QUARTER CLOSE ($)
March 31, 2008	26.66	18.61	21.18
June 30, 2008	25.00	20.69	21.48
September 30, 2008	24.52	17.27	18.73
December 31, 2008	18.73	12.23	14.66
March 31, 2009	15.82	12.08	15.05
June 30, 2009	16.64	15.00	16.55
September 30, 2009	20.32	15.94	19.57
December 31, 2009	20.83	18.50	20.40
March 31, 2010	22.68	19.01	22.26
June 30, 2010	24.21	19.45	19.45
September 30, 2010	21.78	17.72	19.23
December 31, 2010	21.91	18.87	21.03
March 31, 2011	22.14	19.82	20.17
June 30, 2011	23.87	19.49	22.16
September 30, 2011	23.23	19.20	21.33
December 31, 2011	25.66	20.62	24.25
March 31, 2012	28.19	24.25	28.11
June 30, 2012	29.18	25.04	26.65
September 30, 2012	26.88	22.51	22.68
December 31, 2012	22.84	19.36	20.63
March 30, 2013	22.68	20.23	21.85
June 30, 2013	25.47	20.94	24.22
September 30, 2013	24.24	21.90	22.92
December 31, 2013	25.96	22.48	25.96
March 31, 2014	26.67	23.52	25.81
June 30, 2014	30.93	25.81	30.90
September 30, 2014	35.33	30.79	34.82
December 31, 2014	37.67	30.85	36.29
March 31, 2015	36.91	29.89	31.27
June 30, 2015	34.46	30.39	30.42
September 30, 2015	30.56	25.87	30.14
December 31, 2015	35.44	30.00	34.45
March 31, 2016	34.45	28.22	32.35
June 30, 2016	32.99	29.63	32.80
September 30, 2016	37.75	32.68	37.75
December 31, 2016	38.10	33.61	36.27
March 31, 2017	37.98	35.04	36.07
June 30, 2017	37.43	33.54	33.74
September 30, 2017	38.08	33.46	38.08
December 5, 2017*	47.10	38.08	43.44

* This document includes, for the fourth calendar quarter of 2017, data for the period from October 1, 2017 through December 5, 2017. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2017.

The graph below illustrates the daily performance of this Underlying from January 1, 2008 through December 5, 2017 based on information from the Bloomberg Professional® service. ***Past performance of this Underlying is not indicative of its future performance.***



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this pricing supplement except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the final Coupon Observation Date and the Final Valuation Date. If a market disruption event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Price will be made on such date, irrespective of the existence of a market disruption event with respect to any Underlying occurring on such a date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.35% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings, and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$4,350,000 Autocallable Contingent Income Barrier Notes Linked to the Least Performing of Cisco Systems, Inc. and Intel Corporation

December 5, 2017

Pricing Supplement